UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2012

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Unaudited Interim Consolidated Balance Sheets
Unaudited Interim Consolidated Statements of Earnings
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Unaudited Interim Consolidated Statement of Changes in Equity
Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations

On January 11, 2012, EXFO Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2011.  This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2012 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2012 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: January 13, 2012

EXFO Reports First-Quarter Results for Fiscal 2012

▪	Sales reach US$66.4 M and bookings US$71.4 M for book-to-bill ratio of 1.08
▪	Gross margin* improves to 64.8% on increased sales year-over-year of Protocol solutions
▪	Adjusted EBITDA** amounts to US$7.6 M, or 11.4% of sales

QUEBEC CITY, CANADA, January 11, 2012 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the first quarter ended November 30, 2011.

Sales reached US$66.4 million in the first quarter of fiscal 2012 compared to US$65.7 million in the first quarter of 2011 and US$64.4 million in the fourth quarter of 2011.

Bookings attained US$71.4 million in the first quarter of fiscal 2012 compared to US$89.8 million in the same period last year and US$62.5 million in the fourth quarter of 2011. The company’s book-to-bill ratio was 1.08 in the first quarter of 2012.

Gross margin* improved to 64.8% of sales in the first quarter of fiscal 2012 from 62.2% in the first quarter of 2011 and 63.6% in the fourth quarter of 2011.

IFRS net earnings in the first quarter of fiscal 2012 totaled US$2.9 million, or US$0.05 per diluted share, compared to US$14.1 million, or US$0.23 per diluted share, in the same period last year and US$4.6 million, or US$0.08 per diluted share, in the fourth quarter of 2011. It should be noted that EXFO recorded an after-tax gain of US$13.1 million, or US$0.21 per diluted share, from the disposal of discontinued operations (Life Sciences and Industrial Division) in the first quarter of 2011. Net earnings in the first quarter of 2012 included US$1.9 million in after-tax amortization of intangible assets and US$0.6 million in stock-based compensation costs.

Adjusted EBITDA** amounted to US$7.6 million, or 11.4% of sales, in the first quarter of fiscal 2012 compared to US$8.2 million, or 12.1% of sales, in the first quarter of 2011 and US$6.9 million, or 10.8% of sales, in the fourth quarter of 2011. EXFO benefited from a foreign exchange gain of US$1.7 million in the first quarter of 2012.

“I am pleased with our second-highest bookings level in company history,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “We also raised our gross margin close to our target of 65% on higher sales of software-intensive Protocol solutions and increased year-over-year sales across our main product groups with the exception of Copper Access which had benefited from a multi-million dollar, lower-margin order last year. These data points combined to generate healthy profitability in the first quarter of 2012 despite an uncertain global economic environment. I believe that our strategy to push ahead with game-changing solutions and a more aggressive access to key markets will pay off in the second half of the fiscal year, which is typically our strongest.”

Selected Financial Information
(In thousands of US dollars)

		Q1 2012		Q4 2011		Q1 2011
Sales:
Continuing operations (formerly Telecom Div.)		$66,388		$64,414		$65,653
Discontinued operations (formerly Life Sciences & Industrial Div.)		−		−		1,991
Total		$66,388		$64,414		$67,644

Gross margin*:
Continuing operations		$43,018		$40,967		$40,868
		64.8%		63.6%		62.2%
Discontinued operations	$	−	$	−		$989
		− %		− %		49.7%
Total		$43,018		$40,967		$41,857
		64.8%		63.6%		61.9%

Other selected information:
IFRS net earnings		$2,914		$4,638		$14,133
Amortization of intangible assets		$1,921		$2,122		$2,570
Stock-based compensation costs		$555		$461		$738
Changes in the fair value of the cash contingent consideration	$	−		$(2,685)	$	−
Net income tax effect of the above items		$(30)		$(60)		$(192)
After-tax gain on the disposal of discontinued operations	$	−	$	−		$(13,071)
Foreign exchange gain (loss)		$1,664		$(57)		$(1,113)
Adjusted EBITDA**		$7,581		$6,925		$8,188

Operating Expenses
Selling and administrative expenses totaled US$24.6 million, or 37.1% of sales, in the first quarter of fiscal 2012 compared to US$19.9 million, or 30.3% of sales, in the same period last year and US$21.8 million, or 33.9% of sales, in the fourth quarter of 2011.

Gross research and development expenses amounted to US$14.8 million, or 22.3.% of sales, in the first quarter of fiscal 2012 compared to US$13.7 million, or 20.9% of sales, in the first quarter of 2011 and US$14.3 million, or 22.3% of sales, in the fourth quarter of 2011.

Net R&D expenses totaled US$12.5 million, or 18.8% of sales, in the first quarter of fiscal 2012 compared to US$11.6 million, or 17.7% of sales, in the same period last year and US$12.1 million, or 18.8% of sales, in the fourth quarter of 2011.

First-Quarter Business Highlights
▪
EXFO achieved its second-highest bookings level (US$71.4 million) in company history based on strong results from the Protocol and Optical product lines especially in the Americas. The company obtained multiple contract wins for 4G/LTE simulators, analyzers and service assurance solutions, including the announced win with Finnish network operator DNA for the BrixHawk Service Assurance solution that combines Brix and NetHawk’s technologies to deliver unique monitoring and reporting capabilities. Also, shortly after the quarter-end, EXFO received a follow-on order in excess of US$1.8 million from a Tier-1 North American network operator for the AXS-200/635 Triple-Play Tester.

▪
EXFO’s top customer accounted for 4.3% of sales in the first quarter, while the top three represented 10.2%. Global sales were diversified with 55% originating from the Americas, 27% from Europe, Middle East and Africa (EMEA), and 18% from Asia-Pacific.

▪
EXFO launched five new products in the first quarter, including the BrixHawk Distributed Analyzer for live mobile network troubleshooting and service optimization; key enhancements to the FTB Ecosystem (FTB-1, FTB-200 and FTB-500) with expanded software capabilities like 3G and GPS as well as improved functionalities for EXFO Connect; and the release of the FTB-85100G Packet Blazer, a multi-rate, multi-service test solution for characterizing high-speed networks reaching 100G.

Profitable Growth
EXFO generated adjusted EBITDA** of US$7.6 million (11.4% of sales) in the first quarter of fiscal 2012 on revenue of US$66.4 million. Foreign exchange losses or gains are included in adjusted EBITDA**. See the section below entitled “Non-IFRS Financial Measures” for a reconciliation of adjusted EBITDA** to IFRS net earnings.

Business Outlook
EXFO forecasts sales between US$65.0 million and US$70.0 million for the second quarter of fiscal 2012, while net earnings are expected to range between US$0.00 and US$0.04 per diluted share. Net earnings include US$0.04 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the first quarter of fiscal 2012. To listen to the conference call and participate in the question period via telephone, dial 1-416-981-9072. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on January 18, 2012. The replay number is 1-402-977-9141 and the reservation number is 21562094. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is among the leading providers of next-generation test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers innovative solutions for the development, installation, management and maintenance of converged, IP fixed and mobile networks — from the core to the edge. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, FTTx, and various optical technologies (accounting for an estimated 35% of the portable fiber-optic test market). EXFO has a staff of approximately 1800 people in 25 countries, supporting more than 2000 telecom customers worldwide. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in our forward-looking statements due to various factors including economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; capital spending levels in the telecommunications industry; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; our ability to successfully integrate our acquired and to-be-acquired businesses; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this press release. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Non-IFRS Financial Measures
EXFO provides non-IFRS financial measures (gross margin*, EBITDA** and adjusted EBITDA**) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating its historical and prospective financial performance as well as its performance relative to competitors. These measures also help the company to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information to investors, in addition to IFRS measures, allows them to see the company's results through the eyes of management, and to better understand its historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**
EBITDA is defined as net earnings before interest, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA represents EBITDA excluding changes in the fair value of the cash contingent consideration and the gain from the disposal of discontinued operations.

The following table summarizes the reconciliation of EBITDA and adjusted EBITDA to IFRS net earnings in thousands of US dollars:

EBITDA and adjusted EBITDA (including discontinued operations)

	Three months ended November 30, 2011	Three months ended August 31, 2011	Three months ended November 30, 2010

IFRS net earnings for the period	$2,914	$4,638	$14,133

Add (deduct):

Depreciation of property, plant and equipment
Continuing operations	1,568	1,667	1,646
Discontinued operations	–	–	14
Amortization of intangible assets
Continuing operations	1,921	2,122	2,566
Discontinued operations	–	–	4
Interest expenses (income)
Continuing operations	27	(77)	7
Income taxes
Continuing operations	1,151	1,260	2,829
Discontinued operations	–	–	201

EBITDA for the period	7,581	9,610	21,400

Change in the fair value of the cash contingent consideration (continuing operations)	–	(2,685)	–
Gain on disposal of discontinued operations	–	–	(13,212)

Adjusted EBITDA for the period	$7,581	$6,925	$8,188

Adjusted EDITDA in percentage of total sales	11.4%	10.8%	12.1%

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO-F

EXFO Inc.
Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at November 30, 2011	As at August 31, 2011	As at September 1, 2010
Assets

Current assets
Cash	$56,170	$22,771	$21,440
Short-term investments	12,123	47,091	10,379
Accounts receivable
Trade	46,444	45,151	50,190
Other	5,080	6,329	5,217
Income taxes and tax credits recoverable	5,930	5,414	2,604
Inventories	50,001	52,754	40,328
Prepaid expenses	3,084	3,237	2,816
Current assets held for sale	–	–	3,769
	178,832	182,747	136,743

Tax credits recoverable	31,835	34,120	26,887
Forward exchange contracts (note 4)	–	149	–
Property, plant and equipment	33,523	32,076	24,730
Intangible assets	19,817	22,901	27,947
Goodwill	29,353	30,942	29,355
Deferred income taxes	16,977	17,314	19,408
Long-term assets held for sale	–	–	7,530

	$310,337	$320,249	$272,600
Liabilities

Current liabilities
Bank loan	$–	$784	$–
Accounts payable and accrued liabilities	32,960	30,320	29,943
Provisions	1,829	1,817	927
Income taxes payable	821	876	426
Contingent liability (note 5)	316	338	–
Current portion of long-term debt	603	645	568
Deferred revenue	9,087	10,590	10,354
Current liabilities related to assets held for sale	–	–	2,531
	45,616	45,370	44,749

Deferred revenue	5,409	5,704	5,775
Long-term debt	904	968	1,419
Contingent liability (note 5)	–	–	2,660
Other liabilities	632	723	603
Deferred income taxes	4,856	4,803	–
Long-term liabilities related to assets held for sale	–	–	537
	57,417	57,568	55,743
Contingency (note 6)

Shareholders’ equity
Share capital (note 7)	110,945	110,341	106,126
Contributed surplus	17,658	18,017	18,563
Retained earnings	116,233	113,438	91,152
Accumulated other comprehensive income	8,084	20,885	1,016

	252,920	262,681	216,857

	$310,337	$320,249	$272,600

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended November 30,

	2011	2010

Sales	$66,388	$65,653

Cost of sales (1) (note 8)	23,370	24,785
Selling and administrative (note 8)	24,618	19,899
Net research and development (note 8)	12,483	11,601
Depreciation of property, plant and equipment (note 8)	1,568	1,646
Amortization of intangible assets (note 8)	1,921	2,566
Earnings from operations	2,428	5,156

Interest expenses	(27)	(7)
Foreign exchange gain (loss)	1,664	(1,113)
Earnings before income taxes	4,065	4,036

Income taxes (note 9)	1,151	2,829

Net earnings from continuing operations	2,914	1,207

Net earnings from discontinued operations	–	12,926

Net earnings for the period	$2,914	$14,133

Basic and diluted net earnings from continuing operations per share	$0.05	$0.02
Basic net earnings from discontinued operations per share	$–	$0.22
Diluted net earnings from discontinued operations per share	$–	$0.21
Basic net earnings per share	$0.05	$0.24
Diluted net earnings per share	$0.05	$0.23

Basic weighted average number of shares outstanding (000’s)	60,341	59,665

Diluted weighted average number of shares outstanding (000’s) (note 10)	61,763	61,106

(1)      The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended November 30,

	2011	2010

Net earnings for the period	$2,914	$14,133
Other comprehensive income (loss), net of income taxes
Foreign currency translation adjustment	(11,752)	6,227
Unrealized gains on forward exchange contracts	(819)	1,444
Reclassification of realized gains on forward exchange contracts in net earnings	(625)	(189)
Deferred income tax effect of the components of other comprehensive income (loss)	395	(338)
Other comprehensive income (loss)	(12,801)	7,144
Comprehensive income (loss) for the period	$(9,887)	$21,277

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statement of Changes in Equity

(in thousands of US dollars)

	Three months ended November 30, 2010
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2010	$106,126	$18,563	$91,152	$1,016	$216,857
Exercise of stock options	61	–	–	–	61
Reclassification of stock-based compensation costs	861	(861)	–	–	–
Stock-based compensation costs	–	725	–	–	725
Net earnings for the period	–	–	14,133	–	14,133
Other comprehensive income
Foreign currency translation adjustment	–	–	–	6,227	6,227
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $338	–	–	–	917	917

Total comprehensive income for the period	–	–	–	7,144	7,144

Balance as at November 30, 2010	$107,048	$18,427	$105,285	$8,160	$238,920

	Three months ended November 30, 2011
	Share Capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2011	$110,341	$18,017	$113,438	$20,885	$262,681
Reclassification of stock-based compensation costs	848	(848)	–	–	–
Redemption of share capital (note 7)	(244)	–	(119)	–	(363)
Stock-based compensation costs	–	489	–	–	489
Net earnings for the period	–	–	2,914	–	2,914
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(11,752)	(11,752)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $395	–	–	–	(1,049)	(1,049)

Total comprehensive loss for the period	–	–	–	(12,801)	(12,801)

Balance as at November 30, 2011	$110,945	$17,658	$116,233	$8,084	$252,920

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended November 30,

	2011	2010

Cash flows from operating activities
Net earnings for the period	$2,914	$14,133
Add (deduct) items not affecting cash
Change in discount on short-term investments	31	(18)
Stock-based compensation costs	555	738
Depreciation and amortization	3,489	4,230
Gain on disposal of discontinued operations	–	(13,212)
Deferred revenue	(1,141)	(2,571)
Deferred income taxes	735	1,990
Foreign exchange gain/loss	(1,214)	537
	5,369	5,827

Change in non-cash operating items
Accounts receivable	(2,897)	(4,480)
Income taxes and tax credits	128	(1,059)
Inventories	593	(1,362)
Prepaid expenses	15	(385)
Accounts payable, accrued liabilities and provisions	3,397	(1,224)
Other liabilities	(61)	135
	6,544	(2,548)
Cash flows from investing activities
Additions to short-term investments	(57,922)	(226,146)
Proceeds from disposal and maturity of short-term investments	90,779	209,605
Additions to capital assets	(4,486)	(1,979)
Net proceeds from disposal of discontinued operations	–	22,124
Business combination	–	(132)
	28,371	3,472
Cash flows from financing activities
Bank loan	(785)	–
Exercise of stock options	–	61
Redemption of share capital	(363)	–
	(1,148)	61

Effect of foreign exchange rate changes on cash	(368)	344

Change in cash	33,399	1,329
Cash – Beginning of the period	22,771	22,109
Cash – End of the period	$56,170	$23,438

Supplementary information
Interest paid	$27	$28
Income taxes paid	$735	$373

As at November 30, 2010 and 2011, unpaid purchases of capital assets amounted to $257 and $1,941 respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the company) designs, manufactures and markets test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers core-to-edge solutions to assess the performance and reliability of converged Internet protocol (IP) fixed and mobile networks.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on January 11, 2012.

2	Basis of Presentation and Adoption of IFRS

The company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (IFRS) and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the company has commenced reporting on this basis in these condensed interim consolidated financial statements for the three- month period ended November 30, 2011. In these condensed consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP applied before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with the IFRS applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”, and IFRS 1, “First-Time Adoption of International Financial Reporting Standards”.

These condensed interim consolidated financial statements do not include all disclosures that will normally be found in the company’s annual consolidated financial statements. Subject to certain transition elections disclosed in note 3, the company has consistently applied the same accounting policies in its consolidated opening balance sheet as at September 1, 2010 and through all periods presented, as if these accounting policies had always been in effect. Note 3 discloses the impact of the transition to IFRS on the company’s reported consolidated balance sheets, consolidated statements of earnings and cash flows, including the nature and effect of significant changes in accounting policies from those used in the company’s consolidated financial statements for the year ended August 31, 2011. Specifically, note 3 presents a reconciliation of the consolidated statements of earnings and cash flows for the three months ended November 30, 2010 and for the year ended August 31, 2011, as well as a reconciliation of the consolidated balance sheets and shareholders’ equity as at September 1, 2010, November 30, 2010 and August 31, 2011.

The policies applied in these interim condensed consolidated financial statements are based on IFRS issued as of January 11, 2012, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in the company’s annual consolidated financial statements for the year ending August 31, 2012 could result in restatement of these condensed interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

These condensed interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements for the year ended August 31, 2011. These condensed interim consolidated results are not necessarily indicative of the results for the full year.

These IFRS condensed interim consolidated financial statements have been prepared based on the following accounting policies:

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Basis of measurement

These condensed interim consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities, including derivative instruments and available-for-sale investments.

Consolidation

These condensed interim consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Critical accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those judgments, assumptions and estimates.

The estimates, assumptions and judgment that have a significant risk of resulting in a material adjustment to the carrying value of assets and liabilities within the next fiscal year are as follows:

a)	Inventories

The company states its inventories at the lower of cost, determined on an average cost basis, and net realizable value, and provides reserves for excess and obsolete inventories. The company determines its reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs over the next twelve months taking into account changes in demand, technology or market.

b)	Income taxes

The company is subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Management has made reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies.  The ultimate realization of the company’s deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

c)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash-generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset.

In the calculation of recoverable amount of a CGU, the company bases its calculations on discounted cash flows. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates for each CGU.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods and services in the ordinary course of business.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales of goods

Revenue from the sales of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually upon delivery of the goods. Revenue is recorded based on the price specified in the sales arrangement.

Maintenance contracts

Maintenance contracts are usually offered to customers for periods of twelve to thirty-six months. They generally include the right to unspecified upgrades and enhancements on a when-and-if-available basis as well as customer service. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

Extended warranties

Extended warranties are usually offered to customers for periods of twelve to forty-eight months. Revenue from these extended warranties is recognized ratably over the warranty period on a straight-line basis.

Multiple-component arrangements

When a sales arrangement includes multiple separately identifiable components such as goods, extended warranties, maintenance contracts and installation, the revenue recognition criteria are applied to each separately identifiable component. A component is considered separately identifiable if the delivered item has value to the customer on a stand-alone basis and the fair value associated with the component can be measured reliably. The company allocates the selling price of a multiple-component arrangement to each component based on the fair value of each component in relation to the fair value of the arrangement as a whole.

Sales arrangements may include acceptance clauses. When a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Reporting currency

The functional currency of the company is the Canadian dollar. The company has adopted the US dollar as its reporting currency. The consolidated financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, while revenues and expenses are translated at the monthly average exchange rate. The cumulative foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in shareholders’ equity.

Foreign currency translation

a)	Foreign currency transactions

Transactions denominated in currencies other than the functional currency are translated into the relevant functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities measured at historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction; and non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined. Foreign exchange gains and losses arising from such translation are reflected in the consolidated statements of earnings.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)	Foreign operations

Each foreign operation determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency. The financial statements of each foreign operation that have a functional currency different from the company are translated into Canadian dollars as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenues and expenses are translated at the monthly average exchange rate. Foreign exchange gains and losses arising from such translation are reflected in accumulated other comprehensive income in the shareholders’ equity.

Financial Instruments

The classification of financial instruments depends on the intended purpose when the financial instruments have been acquired or issued, as well as on their characteristics and their designation by the company.

Classification

Financial assets

Cash	Loans and receivables
Short-term investments	Available for sale
Accounts receivable	Loans and receivables

Financial liabilities

Bank loan	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities
Long-term debt	Other financial liabilities
Contingent consideration	Other financial liabilities
Other liabilities	Other financial liabilities

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale, or are not classified in any of the other categories. They are initially recognized at fair value plus transaction costs and they are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in other comprehensive income.

Interest on available-for-sale financial assets, calculated using the effective interest method, is recognized in the consolidated statements of earnings.

Loans and receivables

Loans and receivables are non-derivatives financial assets with fixed or determinable payments that are not quoted in an active market. After their initial measurement at fair value plus transaction costs, they are carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

Other financial liabilities

Other financial liabilities are initially measured at fair value plus transaction costs and they are subsequently carried at amortized cost, using the effective interest rate method. For the company, that value corresponds to the nominal amount for accounts payable and accrued liabilities as a result of their short-term maturity.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Derivative Financial Instruments and Hedging Activities

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company’s forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

The company’s forward exchange contracts are initially recorded at fair value plus transaction costs and they are subsequently measured at fair value. After initial recognition, the effective portion of changes in their fair value is reflected in other comprehensive income. Any ineffective portion is recognized immediately in the consolidated statements of earnings. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in sales in the consolidated statements of earnings.

At the inception of a hedge relationship, the company formally designates and documents the hedge relationship to which the company wishes to apply hedge accounting, the risk management objectives, the hedging instrument, the hedged item and the method used to test effectiveness. The company assesses effectiveness of the hedge relationship at inception and on an ongoing basis. The company uses the dollar-offset method to assess the effectiveness of its cash flow hedging instruments.

Fair value hierarchy

The company’s cash, short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s cash and forward exchange contracts are classified within level 2 of the hierarchy because they are valued using quoted prices and forward foreign exchange rates at the balance sheet date.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments. Short-term investments are classified as available-for-sale securities; therefore, they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the consolidated statements of earnings.

Inventories

Inventories are valued on an average cost basis, at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The cost of work in progress and finished goods includes material, labor and an allocation of manufacturing overhead.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of accumulated depreciation and accumulated impairment losses. Such cost is reduced by related research and development tax credits.

Depreciation is provided on a straight-line basis over the estimated useful lives of the asset as follows:

Term
Land improvements	5 years
Buildings	20 to 25 years
Equipment	2 to 10 years
Leasehold improvements	The lesser of useful life and remaining lease term

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end, and adjusted prospectively, if appropriate.

Intangible assets, goodwill and amortization

Intangible assets

Intangible assets with finite useful lives primarily include the cost of core technology, customer relationships and software. The cost of intangible assets acquired in a business combination is the fair value of the assets as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology and customer relationships, and four and ten years for software. None of the company’s intangible assets was developed internally.

Goodwill

Goodwill represents the excess of the consideration transferred of acquired businesses over the estimated fair value of net identifiable assets acquired, and is allocated to each CGU or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the company at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired.

Research and development

All expenses related to research, as well as development activities incurred until the technological feasibility of the product has been established in accordance with the provision of IAS 38, “Intangible Assets’’, are expensed as incurred, net of related tax credits and grants. After technological feasibility is established, additional costs are capitalized, net of related tax credits and grants, and amortized on a straight-line basis over the estimated benefit period. Technological feasibility occurs when a working model is completed. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants. As at September 1, 2010, and as at November 30, 2010 and 2011, the company had not capitalized any development costs.

Long-term research and development tax credits recoverable must be discounted using risk-free interest rates for the periods when tax credits will be recovered. Adjustments to the carrying value related to the passage of time are considered as interest income in the consolidated statements of earnings.

The company elected to present non-refundable research and development tax credits against gross research and development expenses in the consolidated statements of earnings.

Impairment of non-financial assets

The company assesses at each reporting date whether there is an indication that the carrying amount of property, plant and equipment and finite-life intangible assets may not be recoverable. Non-financial assets that are not amortized (such as goodwill) are subject to an annual impairment test. If any indication exists, or when annual impairment testing is required, the company estimates the asset or asset group’s recoverable amount. For the purposes of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of an asset or CGUs’ fair value less costs to sell and its value in use. Where the carrying value of an asset or CGU exceeds its recoverable amount, the asset or the CGU is considered impaired and is written down to its recoverable amount, which is the higher amount between discounted future cash flows expected to be provided by the asset or group of assets (value in use) or its fair value less costs to sell. The company performs its annual goodwill impairment test in the third quarter of each fiscal year.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For property, plant and equipment and finite-life intangibles, the reversal of impairment is limited so that the carrying value of the asset does not exceed its recoverable amount, nor exceed the carrying value that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior periods. Impairment losses on goodwill are not reversed.

Leases

Operating leases are leases where the company does not assume substantially all the risks and rewards of ownership of the asset. Operating lease rentals are charged to the consolidated statements of earnings on a straight-line basis over the lease term.

As at September 1, 2010, as well as November 30, 2010 and 2011, significant leases of the company were classified as operating leases.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grant.

Warranty

The company offers its customers warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company’s typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to original warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

Income taxes

Income taxes comprise current and deferred income taxes.

Current income taxes

The current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered or paid to the taxation authorities. The income tax rates used to calculate the amount are those that are enacted or substantively enacted at the balance sheet date in the tax jurisdiction where the company and its subsidiaries generate taxable income/loss.

Deferred income taxes

The company provides for deferred income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carryforward of unused tax losses and deductions, using enacted or substantively enacted income tax rates expected to be in effect for the years in which the assets are expected to be realized or the liabilities to be settled.

Deferred income tax assets are recognized only to the extent that it is probable that they will be recovered.

Deferred tax liabilities are generally recognized for all taxable temporary differences and for taxable temporary differences arising on investments in subsidiaries, except where the reversal of the temporary differences can be controlled and it is probable that the differences will not reverse in the foreseeable future.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred income tax assets and liabilities are presented as non-current in the consolidated balance sheet.

Income taxes for interim periods are calculated using the tax rates that would be applicable to the annual taxable income.

Uncertain tax positions

The company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Earnings per share

Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the period.

Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the period, plus the effect of dilutive potential common shares outstanding during the period. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the period or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the period.

Share-based payment

Equity-settled awards

The company’s stock options, restricted share units and deferred share units are equity-settled awards. The company accounts for stock-based compensation costs on equity-settled awards using the Black-Scholes option valuation model. The fair value of equity-settled awards is measured at the date of grant. Stock-based compensation costs are amortized to expense over the vesting periods together with a corresponding change in contributed surplus in the shareholders’ equity. For equity-settled awards with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately.

Cash-settled awards

The company’s stock appreciation rights are cash-settled awards. The company accounts for stock-based compensation costs on cash-settled awards using the Black-Scholes option valuation model. The fair value of the cash-settled awards is remeasured at the end of each reporting period, with any changes in the fair value recognized in the consolidated statements of earnings for the period.

New IFRS pronouncements and amendments not yet adopted

Financial Instruments – Disclosure

IFRS 7, “Financial Instruments: Disclosures”, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, with earlier application permitted. While the company is currently assessing the impact of these amendments, it does not expect the amendments to have a significant impact on its consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Financial Instruments

IFRS 9, “Financial Instruments”, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, “Financial Instruments – Recognition and Measurement”, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. The company has not yet assessed the impact that this new standard is likely to have on its consolidated financial statements.

In May 2011, the IASB issued the following standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and IFRS 13, “Fair Value Measurement”. Each of the new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The company has not yet assessed the impact the new and amended standards may have on its consolidated financial statements or whether or not to early adopt any of these new requirements.

The following is a brief summary of these new standards:

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation - Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”.

Joint Arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 replaces IAS 31, “Interests in Joint Ventures” and SIC 13, “Jointly Controlled Entities-Non-Monetary Contributions by Venturers”.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance-sheet vehicles. This standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Fair Value Measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Financial Statement Presentation

In June 2011, the IASB amended IAS 1, “Financial Statement Presentation”. The amendments to IAS 1 requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future, such as unrealized gains and losses on cash flows hedges. The amendment is effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted and full retrospective application is required. The company does not expect the standard to have a significant impact on its consolidated financial statements.

3	First-Time Adoption of International Financial Reporting Standards (IFRS)

For all periods up to and including the year ended August 31, 2011, the company prepared its consolidated financial statements in accordance with Canadian GAAP. The company’s consolidated financial statements for the year ending August 31, 2012 will be the first annual consolidated financial statements prepared in accordance with IFRS.

These condensed interim consolidated financial statements as at and for the three months ended November 30, 2011 have been prepared in conformity with the accounting policies and the basis of presentation described in note 2.

In preparing these condensed interim consolidated financial statements, and in compliance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards’’, the company’s opening IFRS balance sheet has been presented as at September 1, 2010; being the company’s date of transition to IFRS.  The following section explains the principal adjustments made by the company in transitioning from Canadian GAAP to IFRS and its impact on the opening IFRS balance sheet as at September 1, 2010 as well as the previously published Canadian GAAP consolidated financial statements for the three months ended November 30, 2010 and the annual year ended August 31, 2011.

Transition exemptions applied

IFRS 1, “First-Time Adoption of International Financial Reporting Standards’’, allows first-time adopters certain transition exemptions from the general requirement to retrospectively apply all IFRS as effective for the year ending August 31, 2012.

The company has applied the following transition exemptions:

•	The company has elected not to apply IFRS 3R, “Business combinations’’, to business combinations that occurred before the date of transition (September 1, 2010);

•
The company elected to deem the cumulative translation adjustment from the translation of consolidated financial statements in the reporting currency (US dollars) to be zero as at the transition date to IFRS. Accordingly, the cumulative translation adjustment as at September 1, 2010 was eliminated in the opening balance of retained earnings. Any cumulative translation adjustment from the translation of consolidated financial statements in the reporting currency arising after the transition date is recorded in accumulated other comprehensive income in the shareholders’ equity in the balance sheet.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of the consolidated balance sheet as previously reported under Canadian GAAP to IFRS as at September 1, 2010

Description under GAAP	Notes	Canadian GAAP	Adjustments	Reclassification	IFRS	Description under IFRS

Assets						Assets
Current assets						Current assets
Cash		$21,440	$–	$–	$21,440	Cash
Short-term investments		10,379	–	–	10,379	Short-term investments
Accounts receivable						Accounts receivable
Trade		50,190	–	–	50,190	Trade
Other		5,217	–	–	5,217	Other
Income taxes and tax credits recoverable		2,604	–	–	2,604	Income taxes and tax credits recoverable
Inventories		40,328	–	–	40,328	Inventories
Prepaid expenses		2,816	–	–	2,816	Prepaid expenses
Future income taxes	a)	6,191	–	(6,191)	–	Deferred income taxes
Current assets held for sale	a)	3,991	–	(222)	3,769	Current assets held for sale
		143,156	–	(6,413)	136,743

Tax credits recoverable	b)	29,397	(2,510)	–	26,887	Tax credits recoverable
Property, plant and equipment	d)	23,455	1,275	–	24,730	Property, plant and equipment
Intangible assets		27,947	–	–	27,947	Intangible assets
Goodwill		29,355	–	–	29,355	Goodwill
Future income taxes	a), b), d)	12,884	333	6,191	19,408	Deferred income taxes
Long-term assets held for sale	a)	7,308	–	222	7,530	Long-term assets held for sale
		$273,502	$(902)	$–	$272,600
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable and accrued liabilities	f)	$30,870	$–	$(927)	$29,943	Accounts payable and accrued liabilities
	f)	–	–	927	927	Provisions
Income taxes payable		426	–	–	426	Income taxes payable
Current portion of long-term debt		568	–	–	568	Current portion of long-term debt
Deferred revenue		10,354	–	–	10,354	Deferred revenue
Current liabilities related to assets held for sale		2,531	–	–	2,531	Current liabilities related to assets held for sale
		44,749	–	–	44,749

Deferred revenue		5,775	–	–	5,775	Deferred revenue
Long-term debt		1,419	–	–	1,419	Long-term debt
	c)	–	2,660	–	2,660	Contingent liability
Other liabilities		603	–	–	603	Other liabilities
Long-term liabilities related to assets held for sale		537	–	–	537	Long-term liabilities related to assets held for sale
		53,083	2,660	–	55,743

Shareholders’ equity						Shareholders’ equity
Share capital		106,126	–	–	106,126	Share capital
Contributed surplus		18,563	–	–	18,563	Contributed surplus
Retained earnings	b), c), d), e)	50,528	(3,562)	44,186	91,152	Retained earnings
Accumulated other comprehensive income	d), e)	45,202	–	(44,186)	1,016	Accumulated other comprehensive income
		220,419	(3,562)	–	216,857
		$273,502	$(902)	$–	$272,600

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of the consolidated balance sheet as previously reported under Canadian GAAP to IFRS as at November 30, 2010

	Notes	Canadian GAAP	Adjustments	Reclassification	IFRS

Assets
Current assets
Cash		$23,438	$–	$–	$23,438
Short-term investments		27,186	–	–	27,186
Accounts receivable
Trade		55,384	–	–	55,384
Other		7,190	–	–	7,190
Income taxes and tax credits recoverable		3,307	–	–	3,307
Inventories		43,311	–	–	43,311
Prepaid expenses		3,229	–	–	3,229
Deferred income taxes	a)	5,687	–	(5,687)	–
		168,732	–	(5,687)	163,045

Tax credits recoverable	b)	31,549	(2,553)	–	28,996
Forward exchange contracts		415	–	–	415
Property, plant and equipment	d)	23,707	1,353	–	25,060
Intangible assets		26,303	–	–	26,303
Goodwill		29,690	–	–	29,690
Deferred income taxes	a), b), d)	12,669	192	5,687	18,548
		$293,065	$(1,008)	$–	$292,057
Liabilities
Current liabilities
Accounts payable and accrued liabilities	f)	$31,195	$–	$(966)	$30,229
Provisions	f)	–	–	966	966
Income taxes payable		1,066	–	–	1,066
Current portion of long-term debt		584	–	–	584
Deferred revenue		8,431	–	–	8,431
		41,276	–	–	41,276

Deferred revenue		5,779	–	–	5,779
Long-term debt		1,460	–	–	1,460
Contingent liability	c)	–	2,736	–	2,736
Other liabilities		760	–	–	760
Deferred income taxes	b), d)	1,258	(132)	–	1,126
		50,533	2,604	–	53,137

Shareholders’ equity
Share capital		107,048	–	–	107,048
Contributed surplus		18,427	–	–	18,427
Retained earnings	b), c), d), e)	64,599	(3,500)	44,186	105,285
Accumulated other comprehensive income	b), c), d), e)	52,458	(112)	(44,186)	8,160
		242,532	(3,612)	–	238,920
		$293,065	$(1,008)	$–	$292,057

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of the consolidated balance sheet as previously reported under Canadian GAAP to IFRS as at August 31, 2011

	Notes	Canadian GAAP	Adjustments	Reclassification	IFRS

Assets
Current assets
Cash		$22,771	$–	$–	$22,771
Short-term investments		47,091	–	–	47,091
Accounts receivable
Trade		45,151	–	–	45,151
Other		6,329	–	–	6,329
Income taxes and tax credits recoverable		5,414	–	–	5,414
Inventories		52,754	–	–	52,754
Prepaid expenses		3,237	–	–	3,237
Deferred income taxes	a)	6,130	–	(6,130)	–
		188,877	–	(6,130)	182,747

Tax credits recoverable	b)	36,627	(2,507)	–	34,120
Forward exchange contracts		149	–	–	149
Property, plant and equipment	d)	30,566	1,510	–	32,076
Intangible assets		22,901	–	–	22,901
Goodwill		30,942	–	–	30,942
Deferred income taxes	a), b), d)	11,024	160	6,130	17,314
		$321,086	$(837)	$–	$320,249
Liabilities
Current liabilities
Bank loan		$784	$–	$–	$784
Accounts payable and accrued liabilities	f)	32,137	–	(1,817)	30,320
Provisions	f)	–	–	1,817	1,817
Income taxes payable		876	–	–	876
Contingent liability	c)	–	338	–	338
Current portion of long-term debt		645	–	–	645
Deferred revenue		10,590	–	–	10,590
		45,032	338	–	45,370

Deferred revenue		5,704	–	–	5,704
Long-term debt		968	–	–	968
Other liabilities		723	–	–	723
Deferred income taxes	b), d)	4,913	(110)	–	4,803
		57,340	228	–	57,568

Shareholders’ equity
Share capital		110,341	–	–	110,341
Contributed surplus		18,017	–	–	18,017
Retained earnings	b), c), d), e)	69,877	(625)	44,186	113,438
Accumulated other comprehensive income	b), c), d), e)	65,511	(440)	(44,186)	20,885
		263,746	(1,065)	–	262,681
		$321,086	$(837)	$–	$320,249

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of consolidated shareholders’ equity as previously reported under Canadian GAAP to IFRS as at September 1, 2010

	Notes	Share capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive income	Total Shareholders’ equity

Canadian GAAP		$106,126	$18,563	$50,528	$45,202	$220,419
Foreign currency translation adjustment	e)	–	–	44,186	(44,186)	–
Adjustment to long-term tax credits recoverable, net of deferred income taxes	b)	–	–	(1,832)	–	(1,832)
Adjustment to the carrying value of property, plant and equipment, net of deferred income taxes	d)	–	–	930	–	930
Adjustment related to the fair value of the cash contingent consideration	c)	–	–	(2,660)	–	(2,660)
IFRS		$106,126	$18,563	$91,152	$1,016	$216,857

Reconciliation of consolidated shareholders’ equity as previously reported under Canadian GAAP to IFRS as at November 30, 2010

	Notes	Share capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Canadian GAAP		$107,048	$18,427	$64,599	$52,458	$242,532
Foreign currency translation adjustment	e)	–		44,186	(44,186)	–
Adjustment to long-term tax credits recoverable, net of deferred income taxes	b)	–	–	(1,792)	(72)	(1,864)
Adjustment to the carrying value of property, plant and equipment, net of deferred income taxes	d)	–	–	952	36	988
Changes in the fair value of the cash contingent consideration	c)	–	–	(2,660)	(76)	(2,736)
IFRS		$107,048	$18,427	$105,285	$8,160	$238,920

Reconciliation of consolidated shareholders’ equity as previously reported under Canadian GAAP to IFRS as at August 31, 2011

	Notes	Share capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Canadian GAAP		$110,341	$18,017	$69,877	$65,511	$263,746
Foreign currency translation adjustment	e)	–		44,186	(44,186)	–
Adjustment to long-term tax credits recoverable, net of deferred income taxes	b)	–	–	(1,667)	(163)	(1,830)
Adjustment to the carrying value of property, plant and equipment, net of deferred income taxes	d)	–	–	1,017	86	1,103
Changes in the fair value of the cash contingent consideration	c)	–	–	25	(363)	(338)
IFRS		$110,341	$18,017	$113,438	$20,885	$262,681

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of consolidated net earnings as previously reported under Canadian GAAP to IFRS for the three months ended November 30, 2010

	Notes	Canadian GAAP	Adjustments	IFRS

Sales		$65,653	$–	$65,653

Cost of sales		24,785	–	24,785
Selling and administrative		19,899	–	19,899
Net research and development		11,601	–	11,601
Depreciation of property, plant and equipment	d)	1,674	(28)	1,646
Amortization of intangible assets		2,566	–	2,566
Earnings from operations		5,128	28	5,156

Interest expenses	b)	(64)	57	(7)
Foreign exchange loss		(1,113)	–	(1,113)
Earnings before income taxes		3,951	85	4,036

Income taxes	b), d)	2,806	23	2,829

Net earnings from continuing operations		1,145	62	1,207
Net earnings from discontinued operations		12,926	–	12,926

Net earnings for the period		$14,071	$62	$14,133

Reconciliation of consolidated net earnings as previously reported under Canadian GAAP to IFRS for the year ended August 31, 2011

	Notes	Canadian GAAP	Adjustments	IFRS

Sales		$269,743	$–	$269,743

Cost of sales		100,296	–	100,296
Selling and administrative		87,062	–	87,062
Net research and development		47,927	–	47,927
Depreciation of property, plant and equipment	d)	6,772	(117)	6,655
Amortization of intangible assets		9,183	–	9,183
Changes in fair value of cash contingent consideration	c)	–	(2,685)	(2,685)
Earnings from operations		18,503	2,802	21,305

Interest and other income	b)	511	227	738
Foreign exchange loss		(3,808)	–	(3,808)
Earnings before income taxes		15,206	3,029	18,235

Income taxes	b), d)	8,783	92	8,875

Net earnings from continuing operations		6,423	2,937	9,360
Net earnings from discontinued operations		12,926	–	12,926

Net earnings for the year		$19,349	$2,937	$22,286

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of consolidated comprehensive income as previously reported under Canadian GAAP to IFRS for the three months ended November 30, 2010

	Notes	Canadian GAAP	Adjustments	IFRS

Net earnings for the period		$14,071	$62	$14,133

Other comprehensive income

Foreign currency translation adjustment	b), c), d)	6,339	(112)	6,227
Unrealized gains on forward exchange contracts		1,444	–	1,444
Reclassification of realized gains on forward exchange contracts in net earnings		(189)	–	(189)
Deferred income tax effect of the components of other comprehensive income		(338)	–	(338)
Other comprehensive income		7,256	(112)	7,144
Comprehensive income for the period		$21,327	$(50)	$21,277

Reconciliation of consolidated comprehensive income as previously reported under Canadian GAAP to IFRS for the year ended August 31, 2011

	Notes	Canadian GAAP	Adjustments	IFRS

Net earnings for the year		$19,349	$2,937	$22,286

Other comprehensive income

Foreign currency translation adjustment	b), c), d)	19,399	(440)	18,959
Changes in unrealized losses on short-term investments		2	–	2
Unrealized gains on forward exchange contracts		3,413	–	3,413
Reclassification of realized gains on forward exchange contracts in net earnings		(2,191)	–	(2,191)
Deferred income tax effect of the components of other comprehensive income		(314)	–	(314)
Other comprehensive income		20,309	(440)	19,869
Comprehensive income for the year		$39,658	$2,497	$42,155

Statements of cash flows

The adjustments from Canadian GAAP to IFRS had no significant effect on the reported consolidated cash flows of the company for the three months ended November 30, 2010 and for the year ended August 31, 2011.

Explanatory notes

a)	Deferred income taxes

Under IFRS, deferred income tax balances are classified as non-current, irrespective of the classification of the assets or liabilities to which the deferred income tax relates or the expected timing of reversal. Under Canadian GAAP, deferred income tax relating to current assets or current liabilities must be classified as current. Consequently, deferred tax assets presented as current assets under Canadian GAAP, including those related to the current assets classified as held for sale as at September 1, 2010, were reclassified within long-term deferred tax assets and long-term assets held for sale in the consolidated balance sheet under IFRS.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)	Tax credits recoverable

Under IFRS, long-term tax credits recoverable must be discounted using risk-free interest rates for the periods when the tax credits will be recovered. Under Canadian GAAP, such treatment is not required.

•
On September 1, 2010, the discounted value of the company’s long-term tax credits recoverable was $2,510,000 lower than the carrying value under Canadian GAAP, and the related deferred income tax assets increased by $678,000. Accordingly, the opening balance of retained earnings (shareholders’ equity) was reduced by $1,832,000.

•
At as November 30, 2010, the discounted value of the company’s long-term tax credits recoverable was $2,553,000 lower than the carrying value under Canadian GAAP, and the related deferred income tax assets increased by $689,000. For the three months ended November 30, 2010, changes in the discounted value of long-term tax credits recoverable resulted in interest income of $57,000 and a related deferred income tax expense of $15,000. It also resulted in a foreign currency translation loss of $72,000 recorded in accumulated other comprehensive income in the shareholders’ equity.

•
At as August 31, 2011, the discounted value of the company’s long-term tax credits recoverable was $2,507,000 lower than the carrying value under Canadian GAAP, and the related deferred income tax assets increased by $401,000 and deferred tax liabilities decreased by $276,000. For the year ended August 31, 2011, changes in the discounted value of long-term tax credits recoverable resulted in interest income of $227,000 and a related deferred income tax expense of $61,000. It also resulted in a foreign currency translation loss of $163,000 recorded in accumulated other comprehensive income in the shareholders’ equity.

c)	Business combinations

As permitted by IFRS 1, “First Time Adoption of International Financial Reporting Standards”, the company did not apply IFRS 3R, “Business Combinations”, to business combinations completed before the transition date, that is, September 1, 2010. However, under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, the cash contingent consideration for the acquisition of NetHawk Oyj, completed before the transition date and outstanding as at September 1, 2010, had to be recorded at fair value on that date with a corresponding adjustment to opening retained earnings. Thereafter, the fair value of the cash contingent consideration was re-assessed at the end of each reporting periods and any changes in the fair value were recognized in the statements of earnings.

•
As at September 1, 2010, the fair value of the contingent cash consideration was estimated at €2,099,000 ($2,660,000) based on information available at that time and recorded in long-term liabilities, with a corresponding decrease of the opening balance of retained earnings (shareholders’ equity).

•
As at November 30, 2010, there was no change in the fair value of the contingent cash consideration compared to the transition date. However, the fair value of the cash contingent consideration was translated into the US dollar (the reporting currency), which resulted in an increase of $76,000 in the carrying value and a corresponding foreign currency translation loss recorded in accumulated other comprehensive income in the shareholders’ equity.

•
As at August 31, 2011, the fair value of the contingent cash consideration was reassessed to €235,000 ($338,000), based on revised sales forecasts and presented in current liabilities due to its short-term maturity. The change in the fair value in the amount of $2,685,000, which includes the effect of a foreign currency translation loss of $363,000 (shareholders’ equity), was recorded in the statement of earnings in fiscal 2011.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

d)	Property, plant and equipment

Under IFRS, depreciation must be based on the allocation of the depreciable amount over the asset’s estimated useful life. Depreciable amount is defined as the cost of the asset less its residual value. Residual value is defined as the estimated amount that an entity would currently obtain from disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. Under Canadian GAAP, the depreciable amount of an asset is the greater of the cost less salvage value over the estimated life of the asset, and the cost less residual value over the estimated useful life of the asset. Residual value is the estimated net realizable value of an item of property, plant and equipment at the end of its useful life to the company. Salvage value is the estimated net realizable value of an item of property, plant and equipment at the end of its life.

•
As at September 1, 2010, this resulted in an increase of the carrying value of property, plant and equipment of $1,275,000 and a decrease of deferred income tax assets of $345,000, for a net increase of the opening balance of retained earnings (shareholders’ equity) of $930,000.

•
As at November 30, 2010, this resulted in an increase of the carrying value of property, plant and equipment of $1,353,000 and a decrease of deferred income tax assets of $365,000. For the three months ended November 30, 2010, this resulted in a decrease of depreciation of property, plant and equipment of $28,000 and a deferred income tax expense of $8,000. It also resulted in a foreign exchange translation gain of $36,000 recorded in accumulated other comprehensive income in the shareholders’ equity.

•
As at August 31, 2011, this resulted in an increase of property, plant and equipment of $1,510,000, a decrease of deferred tax assets of $241,000 and an increase of deferred tax liabilities of $166,000. For the year ended August, 31, 2011, this resulted in a decrease of depreciation of property, plant and equipment of $117,000 and a deferred income tax expense of $31,000. It also resulted in a foreign exchange translation gain of $86,000 recorded in accumulated other comprehensive income in the shareholders’ equity.

e)	Foreign currency translation adjustment

In accordance with IFRS transitional provisions, the company elected to reset the foreign currency translation adjustment from the translation of consolidated financial statements in the reporting currency (US dollars) to zero as at the transition date to IFRS. Accordingly, the foreign currency translation adjustment as at September 1, 2010, in the amount of $44,186,000 was eliminated in the opening balance of retained earnings. Any foreign currency translation adjustment from the translation of the consolidated financial statements in the reporting currency arising after the transition date is recorded in accumulated other comprehensive income in the shareholders’ equity in the balance sheet.

f)	Provisions reclassification

Under IFRS, provisions must be presented separately on the face of the balance sheet. Under Canadian GAAP, provisions were included in accounts payable and accrued liabilities line item in the balance sheet.

4	Derivative Financial Instruments

The principal functional currency of the company is the Canadian dollar. The company is exposed to a currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at November 30, 2011, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2011 to August 2012	$24,500	1.0469
September 2012 to August 2013	19,000	1.0212
September 2013 to August 2014	3,600	1.0439
Total	$47,100	1.0363

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $2,278,000 as at August 31, 2011 and $550,000 as at November 30, 2011.

Based on the portfolio of forward exchange contracts as at November 30, 2011, the company estimates that the portion of the net unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $331,000.

As at November 30, 2011, forward exchange contracts in the amount of $809,000 are presented as current assets in other receivable in the balance sheet and forward exchange contracts, in the amount of $478,000, are presented as current liabilities in accounts payable and accrued liabilities in the balance sheet. These forward exchange contracts are not yet recorded within sales.

During the three months ended November 30, 2010 and 2011, the company recognized within its sales foreign exchange gains on forward exchange contracts of $460,000 and $433,000 respectively.

5	Contingent Liability

Under the acquisition agreement of NetHawk Oyj, the company has a cash contingent consideration of up to €8,700,000 ($11,000,000) based on a sales volume of certain NetHawk products. The company records the cash contingent consideration at fair value in each balance sheet date based on actual and forecasted sales over the period of the contingent consideration. Changes in the fair value of the cash contingent consideration are recorded in the consolidated statements of earnings. As at November 30, 2011, the fair value of the cash contingent consideration was estimated to €235,000 ($316,000).

6	Contingency

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed, without prejudice, pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs (the “Tolling Agreements”). Subsequent addenda to the Tolling Agreements extended the tolling period through August 27, 2010.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. The company's case is not one of these focus cases. On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. On August 26, 2010, based on the expiration of the tolling period stated in the Tolling Agreements, the plaintiffs filed a Notice of Termination of Tolling Agreement and Recommencement of Litigation against the two named executive officers. The plaintiffs stated to the Court that they do not intend to take any further action against the named executive officers at this time. Appeals of the opinion granting final approval were filed, all of which were disposed of except the appeals filed by one objector were remanded to the district court to determine standing to appeal. On August 25, 2011, the district court issued an order holding that the final objector had no standing to appeal. The objector has appealed that decision. Given that the district court’s August 25, 2011 remains subject to appeal, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, management has determined the impact to its financial position and results of operations as at and for the three months ended November 30, 2011 to be immaterial.

7	Share Capital

On November 7, 2011 the company announced that its Board of Directors approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 2% of its issued and outstanding subordinate voting shares, representing 575,690 subordinate voting shares at the prevailing market price. The company expects to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid started on November 10, 2011, and will end on November 9, 2012, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

The following tables summarize changes in share capital for the three months ended November 30, 2010 and 2011.

	Three months ended November 30, 2010
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2010	36,643,000	$1	22,936,709	$106,125	$106,126
Exercise of stock options	−	−	11,478	61	61
Redemption of restricted share units	−	−	157,790	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	861	861

Balance as at November 30, 2010	36,643,000	$1	23,105,977	$107,047	$107,048

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Three months ended November 30, 2011
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2011	31,643,000	$1	28,621,999	$110,340	$110,341
Redemption of restricted share units	−	−	184,167	−	−
Redemption of share capital	−	−	(63,146)	(244)	(244)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	848	848

Balance as at November 30, 2011	31,643,000	$1	28,743,020	$110,944	$110,945

8	Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended November 30,

	2011	2010

Gross research and development expenses	$14,813	$13,690
Research and development tax credits and grants	(2,330)	(2,089)

	$12,483	$11,601

Depreciation and amortization expenses by functional area are as follows:

	Three months ended November 30,

	2011	2010

Cost of sales
Depreciation of property, plant and equipment	$528	$504
Amortization of intangible assets	1,284	1,824
	1,812	2,328

Selling and administrative expenses
Depreciation of property, plant and equipment	283	324
Amortization of intangible assets	474	504
	757	828

Net research and development expenses
Depreciation of property, plant and equipment	757	818
Amortization of intangible assets	163	238
	920	1,056
	$3,489	$4,212

Depreciation of property, plant and equipment for the period	$1,568	$1,646
Amortization of intangible assets for the period	1,921	2,566
	$3,489	$4,212

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Employee compensation comprises the following:

	Three months ended November 30,

	2011	2010

Salaries and benefits	$32,994	$29,126
Stock-based compensation costs	555	738

Total employee compensation for the period	$33,549	$29,864

Stock-based compensation costs by functional area are as follows:

	Three months ended November 30,

	2011	2010

Cost of sales	$59	$48
Selling and administrative expenses	377	322
Net research and development expenses	119	104
Net earnings from discontinued operations	–	264
	$555	$738

9	Income taxes

For the three months ended November 30, 2010 and 2011, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended November 30,

	2011	2010

Income tax provision at combined Canadian federal and provincial statutory tax rate (28% in 2011 and 29% in 2010)	$1,138	$1,169

Increase (decrease) due to:
Foreign income taxed at different rates	105	113
Income/loss from a non-taxable entity	807	(647)
Non-deductible expenses	465	260
Foreign exchange effect of translation of foreign integrated subsidiaries	(1,379)	492
Recognition of previously unrecognized deferred income tax assets	(557)	–
Utilization of previously unrecognized deferred income tax assets	(28)	(70)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses and deductions	567	1,497
Other	33	15

	$1,151	$2,829

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The income tax provision consists of the following:

	Three months ended November 30,

	2011	2010

Current	$417	$1,013
Deferred	734	1,816

	$1,151	$2,829

The income tax provision for the discontinued operations is as follows:

Current	$–	$27
Deferred	–	174

	$–	$201

10	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended November 30,

	2011	2010

Basic weighted average number of shares outstanding (000’s)	60,341	59,665
Plus dilutive effect of (000’s):
Stock options	163	273
Restricted share units	1,151	1,033
Deferred share units	108	135

Diluted weighted average number of shares outstanding (000’s)	61,763	61,106
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	173	669

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market condition; capital spending levels in the telecommunications industry; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; our ability to successfully integrate our acquired and to-be-acquired businesses; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated January 11, 2012.

All dollar amounts are expressed in US dollars, except as otherwise noted.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On September 1, 2011, we adopted International Financial Reporting Standards (IFRS). Our condensed interim consolidated financial statements for the three months ended November 30, 2011 have been prepared in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, and with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standard Board (IASB). Previously, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles, in effect prior to September 1, 2011 (previous GAAP). Comparative information for the three months ended November 30, 2010 has been restated to comply with IFRS. Note 3 to our condensed interim consolidated financial statements discloses the impact of the transition to IFRS on our reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended August 31, 2011 under previous GAAP. Specifically, note 3 presents a reconciliation of the consolidated statements of earnings and cash flows for the three months ended November 30, 2010 and for the year ended August 31, 2011, as well as a reconciliation of the consolidated balance sheets and shareholders’ equity as at September 1, 2010, November 30, 2010 and August 31, 2011.

INDUSTRY OVERVIEW

Market conditions in the telecommunications industry remain tenuous based on weak global economic growth and unresolved sovereign debt issues in Europe. Despite this economic uncertainty, the fundamental drivers toward broadband deployments and fixed-mobile IP (Internet protocol) network convergence are entrenched in the telecommunications industry. Although network operators did not necessarily increase capital expenditures in calendar 2011, they spent more in select, high-growth areas to accommodate bandwidth-intensive broadband applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP networks.

According to Cisco’s Visual Networking Index, global IP traffic will quadruple from 2010 to 2015, reaching 966 exabytes per year in 2015. (An exabyte is equal to 1 billion gigabytes or 250 million DVDs). Global mobile traffic, a subset of this larger group, is expected to increase 26-fold during the same period. This explosive growth is being driven by a proliferation of media-rich communication devices (smartphones and tablets), a growing number of Internet users, faster broadband speeds and increased video usage.

To support such bandwidth growth, wireline networks are being transformed into next-generation IP-based infrastructures. Legacy SONET/SDH networks, which were established in the mid-1980s, do not have the flexibility to seamlessly mix and transport voice, data and video services. These networks are not capable of efficiently carrying triple-play services because they were designed for point-to-point voice communication. As a result, new optical transport network (OTN) standards, which are at the very heart of what the industry is labeling next-generation IP networks, have been defined to carry IP applications over Ethernet. Network operators are increasingly turning to such next-generation, IP-based networks in order to offer customers higher-margin triple-play services while lowering their operating costs.

Fiber-to-the-home (FTTH) has also become the access network architecture of choice for wireline operators wishing to provide a superior user experience for a combined voice, data and video offering. This architecture allows operators to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth demands grow from 1 to 5 Mbit/s (megabits per second) to 30 to 100 Mbit/s required for the long term. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also increase in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed quickly.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is becoming mainstream, while commercial deployments of 100 Gbit/s Ethernet networks are beginning to take place. In the long run, these solutions will offer a more economical way to add capacity to saturated network links, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

On the wireless side, operators are also faced with major investments to meet soaring bandwidth demand. Wireless operators are accelerating deployments of 3G networks, fast-tracking 4G/LTE (long-term evolution) adoption, and investing in mobile backhaul networks in order to increase transmission rates for bandwidth-hungry consumers to approach wireline speeds. Furthermore, as these consumers expect wireline and wireless networks to transport any content to any device at any time, both fixed and mobile networks are converging to a common IP-based infrastructure supported by IMS (IP multimedia subsystem) for seamless network interoperability.

These market dynamics affected telecom test and service assurance suppliers in the first quarter of fiscal 2012.

COMPANY OVERVIEW

We reported sales of $66.4 million in the first quarter of fiscal 2012, which represents an increase of 1.1% compared to the same period last year. We also reported bookings of $71.4 million in the first quarter of fiscal 2012, for a book-to-bill ratio of 1.08, compared to record-high bookings of $89.8 million for the same period last year.

We generated net earnings from continuing operations of $2.9 million, or $0.05 per diluted share, in the first quarter of fiscal 2012, compared to $1.2 million, or $0.02 per diluted share, for the same period last year. Net earnings from continuing operations for the first quarter of fiscal 2012 included $1.9 million in after-tax amortization of intangible assets and $555,000 in stock-based compensation costs. Earnings from operations amounted to $2.4 million, or 3.6% of sales in the first quarter of fiscal 2012 compared to $5.2 million, or 7.8% of sales for the same period last year. Net earnings for the first quarter of fiscal 2012 amounted to $2.9 million, or $0.05 per diluted share, compared to $14.1 million, or $0.23 per diluted share, in the same period last year. Net earnings for the first quarter of fiscal 2011 included net earnings from discontinued operations of $12.9 million.

Adjusted EBITDA (net earnings before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets and gain from disposal of discontinued operations) reached $7.6 million, or 11.4% of global sales in the first quarter of fiscal 2012, compared to $8.2 million, or 12.1% of global sales for the same period last year. Adjusted EBIDTA for the first quarter of fiscal 2012 included a foreign exchange gain of $1.7 million, compared to a foreign exchange loss of $1.1 million for the same period last year. See further in this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings.

On November 7, 2011 we announced that our Board of Directors had approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 2% of the issued and outstanding subordinate voting shares, representing 575,690 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer started on November 10, 2011, and will end on November 9, 2012, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

In terms of market-driven innovation, we launched five new products in the first quarter of fiscal 2012, including our BrixHawk Distributed Analyzer for live mobile network troubleshooting, network service optimization and acceleration of 3G and 4G/LTE rollouts; added functionality for the FTB Ecosystem with 3G and VPN connectivity available on the FTB-1, FTB-200 and FTB-500 platforms, as well as a geo-location function for better asset management and enhanced data reporting; and a multi-rate, multi-service test solution for characterizing high-speed networks reaching 100G.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

For a complete description of our strategy and the related key performance indicators, as well as our capability to deliver results in fiscal 2012, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

However, given the sales level reached in the first quarter of fiscal 2012 of $66.4 million, the sales forecast for the second quarter of 2012 and the ongoing difficult macro-economic environment, we no longer believe that we can organically achieve our corporate objective to increase our sales by a compound annual growth rate (CAGR) of at least 25% for fiscal 2010 to 2012. Nevertheless, we remain confident that we will grow faster than our end-markets during this period.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

	Three months ended November 30,		Three months ended November 30,

	2011	2010	2011	2010

Sales	$66,388	$65,653	100.0%	100.0%

Cost of sales (1)	23,370	24,785	35.2	37.8
Selling and administrative	24,618	19,899	37.1	30.3
Net research and development	12,483	11,601	18.8	17.7
Depreciation of property, plant and equipment	1,568	1,646	2.4	2.5
Amortization of intangible assets	1,921	2,566	2.9	3.9
Earnings from operations	2,428	5,156	3.6	7.8
Interest expenses	(27)	(7)	–	–
Foreign exchange gain (loss)	1,664	(1,113)	2.5	(1.7)
Earnings before income taxes	4,065	4,036	6.1	6.1
Income taxes	1,151	2,829	1.7	4.3
Net earnings from continuing operations	2,914	1,207	4.4%	1.8%

Net earnings from discontinued operations	–	12,926

Net earnings for the period	$2,914	$14,133

Basic and diluted net earnings from continuing operations per share	$0.05	$0.02
Basic net earnings from discontinued operations per share	$–	$0.22
Diluted net earnings from discontinued operations per share	$–	$0.21
Basic net earnings per share	$0.05	$0.24
Diluted net earnings per share	$0.05	$0.23

Other selected information:

Gross margin (2)	$43,018	$40,868	64.8%	62.2%

Research and development:
Gross research and development	$14,813	$13,690	22.3%	20.9%
Net research and development	$12,483	$11,601	18.8%	17.7%

Adjusted EBITDA (2)	$7,581	$8,188	11.4%	12.1%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 52 for non-IFRS measures.

RESULTS FROM CONTINUING OPERATIONS (formerly the Telecom Division)

SALES

For the three months ended November 30, 2011, our sales increased 1.1% to $66.4 million, compared to $65.7 million for the same period last year.

In the first quarter of fiscal 2012, we reported a modest sales growth compared to the same period last year. Network operators and equipment manufacturers are increasingly scrutinizing their capital expenditures and even delaying some purchasing decisions considering global economic conditions. . Namely, in the first quarter of fiscal 2012, we did not benefit from the same level of calendar year-end budget spending from some of our customers compared to the same period last year.

However, despite these current challenging market conditions on a global basis in the first quarter of fiscal 2012, we delivered double-digit sales growth for our protocol products year-over-year, which were positively affected by the sales increase of our SONET/SDH and Ethernet test equipment and the increased traction gained in the high-growth wireless market as well as in the service assurance space. In addition, in the first quarter of fiscal 2012, we witnessed a single-digit sales growth of our optical products year-over-year.

Also, it should be remembered that in the first quarter of fiscal 2011, we received significant orders in excess of $6 million from a tier-1 European operator for our AXS-200/635 triple-play tester (copper-access), and recognized $5.7 million from that order. We did not have such single large order in the first quarter of fiscal 2012, which significantly reduced our growth rate year-over-year.

Bookings

For the three months ended November 30, 2011, our bookings decreased 20.5% to $71.4 million, compared to a record-high $89.8 million for the same period last year, for a book-to-bill ratio of 1.08. However, this is our second-highest bookings level in company history and the third consecutive sequential increase of our quarterly bookings since the second quarter of fiscal 2011.

Market conditions in the telecommunications industry remain tenuous based on weak global economic growth, and as mentioned earlier, network operators and equipment manufacturers are increasingly scrutinizing their capital expenditures and even delaying some purchasing decisions; this resulted in lower bookings in the first quarter of fiscal 2012 compared to the same period last year. Namely, in the first quarter of fiscal 2012, we did not reach the significant level of calendar year-end budget spending reported in the first quarter of 2011.

Bookings for the first quarter of fiscal 2011 were exceptionally high with, among others, large orders totaling more than $8 million from two tier-1 network operators, for our AXS-200/635 triple-play tester. We did not have such large orders in this quarter for our copper-access product line.

Geographic distribution

In the first quarter of fiscal 2012, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 55%, 27% and 18% of sales respectively, compared to 53%, 30% and 17% for the same period last year respectively.

Customer concentration

We sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators and cable TV operators. In the first quarter of fiscal 2012, no customer accounted for more than 10% of our sales, and our top three customers accounted for 10.2% of our sales. In the corresponding period last year, no customer accounted for more than 10% of our sales, and our top three customers accounted for 24.4% of our sales.

GROSS MARGIN (non-IFRS measure – refer to page 52 of this document)

Gross margin reached 64.8% of sales for the three months ended November 30, 2011, compared to 62.2% for the same period last year.

The increase in our gross margin in the first quarter of fiscal 2012, compared to the same period last year, can be explained by the following factors.

In the first quarter of fiscal 2011, our gross margin was negatively affected by the shift in product mix in favor of our copper-access test solutions. In fact, sales of these products, which typically deliver lower margins than our other test solutions, were much higher last year compared to the same period this year and we granted larger volume discounts on a significant part of these sales. In the opposition, in the first quarter of fiscal 2012, we had larger sales volume of high-margin protocol products compared to the same period last year, which had a positive impact on our gross margin year-over-year.

In addition, in the first quarter of fiscal 2012, there has been a more favorable wireless product mix compared to the same period last year, which resulted in a higher gross margin year-over-year.

Finally, in the first quarter of fiscal 2012, a larger portion of our sales came from products manufactured in our facilities in China compared to the same period last year; those products have a lower cost of goods than those manufactured in our facilities in Canada, thus resulting in an improvement in our gross margin year-over-year.

Considering the expected sales growth in fiscal 2012, the expected increase in sales of protocol products as well as software-intensive products and services, the cost-effective design of our products, our increased manufacturing activities in China and our tight control on operating costs, we expect our gross margin to continue to improve in the future. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence and warranty costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, any increase in the strength of the Canadian dollar, compared to the US dollar, may have a negative impact on our gross margin in fiscal 2012 and beyond.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended November 30, 2011, selling and administrative expenses were $24.6 million, or 37.1% of sales, compared to $19.9 million, or 30.3% of sales for the same period last year.

In the first quarter of fiscal 2012, considering our goal of becoming the leading player in the telecom test and service assurance space, we continued intensifying our sales and marketing efforts, both domestic and international, which caused our expenses to increase year-over-year.

In addition, in the first quarter of fiscal 2012, we had larger commission expenses compared to the same period last year due to the shift in product and territory mix.

For fiscal 2012, we expect our selling and administrative expenses to increase in dollars and range between 32% and 34% of sales. In addition, in fiscal 2012, we expect our commission expenses to increase as the sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test and service assurance space and to deliver the synergies expected from our recent acquisition, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any increase in the strength of the Canadian dollar and the euro versus the US dollar would also cause our selling and administrative expenses to increase, as a portion of these expenses are incurred in Canadian dollars and euros.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended November 30, 2011, gross research and development expenses totaled $14.8 million, or 22.3% of sales, compared to $13.7 million, or 20.9% of sales for the same period last year.

During the first quarter of fiscal 2012, we intensified our research and development activities across our research and development expertise centers around the world, which resulted in increased gross research and development expenses during that period compared to the same period last year.

In addition, in the first quarter of fiscal 2012, a shift in the mix of research and development projects resulted in increased gross research and development expenses compared to the same period last year.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible to grants by a Finnish technology organization on certain research and development projects conducted in Finland.

For the three months ended November 30, 2011, tax credits and grants for research and development activities were $2.3 million, or 15.7% of gross research and development expenses, compared to $2.1 million, or 15.3% of gross research and development expenses for the same period last year.

In the first quarter of fiscal 2012, the year-over-year increase of research and development activities in Canada and Finland, where we are entitled to tax credits and grants, resulted in increased tax credits and grants during that period.

For fiscal 2012, we expect our net research and development expenses to increase in dollars, and range between 17% and 19% of sales, given our focus on innovation, the addition of software features in our products, our desire to gain market share and our goal to exceed customer needs and expectations. Finally, any increase in the strength of the Canadian dollar and euro versus the US dollar in the upcoming quarters would also cause our net research and development expenses to increase, as a significant portion of these expenses are incurred in Canadian dollars and euros.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended November 30, 2011, amortization of intangible assets was $1.9 million, compared to $2.6 million for the same period last year.

The decrease in amortization expenses during the first quarter of fiscal 2012, compared to the same period last year comes from the fact that core technologies related to the acquisition of Consultronics Limited became fully amortized during the second quarter of fiscal 2011.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. We manage our exposure to currency risks with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros, or other currencies, which further hedges these risks. However, we remain exposed to currency risks and any increase in the value of the Canadian dollar, compared to the US dollar and euro, would have a negative impact on our operating results.

For the three months ended November 30, 2011, we recorded a foreign exchange gain of $1.7 million compared to a foreign exchange loss of $1.1 million for the same period last year.

During the first quarter of fiscal 2012, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous quarter, which resulted in a significant foreign exchange gain during that period. In fact, the period-end value of the Canadian dollar decreased 4.0% to CA$1.0197 = US$1.00 in the first quarter of fiscal 2012, compared to CA$0.9784 = US$1.00 at the end of the previous quarter.

During the first quarter of fiscal 2011, the period-end value of the Canadian dollar increased versus the US dollar, compared to the previous quarter, which resulted in a significant foreign exchange loss during that period. The period-end value of the Canadian dollar increased 3.9% to CA$1.0264 = US$1.00 in the first quarter of fiscal 2011, compared to CA$1.0665 = US$1.00 at the end of the previous quarter.

INCOME TAXES

For the three months ended November 30, 2011, our income tax expenses totaled $1.2 million compared to $2.8 million for the same period last year.

For the three months ended November 30, 2011, we reported income tax expenses of $1.2 million on earnings before income taxes of $4.1 million, for an effective income tax rate of 28.3%; this compares to our combined Canadian and provincial statutory tax rate of 28%. Although our effective tax rate for the quarter is close to our statutory tax rate, we had some offsetting elements during the quarter. First, a significant portion of our foreign exchange gain is created by the translation of financial statements of our foreign subsidiaries, and is therefore non-taxable. In addition, during the quarter, we recognized previously unrecognized deferred income tax assets of one of our subsidiary, which resulted in a one-time income tax recovery. However, one of our subsidiaries, which incurred an operating loss during the quarter, is a non-taxable entity; therefore this operating loss could not offset the tax expenses incurred in other profitable entities, thus increasing our income tax expenses for the period. In addition, we did not recognized deferred income taxes for some of our subsidiaries at loss and we have some non-deductible expenses, such as stock-based compensation costs.

During the first quarter of fiscal 2012, based on available positive and negative evidence as well as the level and the nature of cumulative and expected profits of one of our subsidiaries located in Asia, we concluded that it was probable that deferred income tax assets of that subsidiary would be realizable. Consequently, we recognized deferred income tax assets in the amount of $557,000 during the first quarter of fiscal 2012. These deferred income tax assets are mainly comprised of operating losses carried forward.

For the three months ended November 30, 2010, we reported income tax expenses of $2.8 million on earnings before income taxes of $4.0 million, for an effective income tax rate of 70.0%. Our combined Canadian and provincial statutory tax rate is 29%. This situation mainly results from the fact that a significant portion of our foreign exchange loss is created by the translation of financial statements of our foreign subsidiaries, and is therefore non-deductible. In addition, we did not recognized deferred income taxes for some of our subsidiaries at loss and we have some non-deductible expenses, such as stock-based compensation costs. Otherwise, the actual tax rate would have been closer to the statutory tax rate.

Please refer to note 9 to our condensed interim consolidated financial statements for a full reconciliation of our income tax provision.

RESULTS OF DISCONTINUED OPERATIONS (formerly the Life Sciences and Industrial Division)

On October 1, 2010, we completed the sale of our Life Sciences and Industrial Division and that Division contributed one month to our results of the first quarter of fiscal 2011. Results from operations for that Division for the first quarter of fiscal 2011 were included in net earnings from discontinued operations along with the gain on the sale of the Division.

SALES

For the first quarter of fiscal 2011, sales of the discontinued operations (one-month contribution) amounted to $2.0 million.

NET EARNINGS

During the first quarter of fiscal 2011, we reported net earnings from discontinued operations of $12.9 million, which included a gain on disposal of discontinued operations of $13.2 million and $264,000 in stock-based compensation costs.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources (from continuing operations)

As at November 30, 2011, cash and short-term investments totalled $68.3 million, while our working capital was at $133.2 million. Our cash and short-term investments decreased $1.6 million in the first quarter of fiscal 2012, compared to the previous quarter. During the first quarter of fiscal 2012, we made cash payments of $4.5 million for the purchase of capital assets, mainly for our new building in Montreal, Canada, as well as cash payments of $785,000 and $363,000 for the reimbursement of our bank loan and the redemption of share capital pursuant to our share repurchase program respectively. In addition, we recorded an unrealized foreign exchange loss on our cash and short-term investments of $2.4 million. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. However, operating activities generated $6.5 million in cash during the first quarter of fiscal 2012, which mitigated the sequential decrease in our cash position.

Our short-term investments consist of commercial paper and banker acceptances issued by three (twelve as at August 31, 2011) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debt instruments are expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, any other potential acquisition, the construction of our new building in Montreal, Canada as well as our share repurchase program. As at November 30, 2011, cash balances included an amount of $35.7 million that bear interests at a rate of 1.3%.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the remaining construction costs, over the next six months, of our new building in Montreal, Canada, as well as the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $15.7 million for working capital and other general corporate purposes and unused lines of credit of $14.7 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities (including discontinued operations)

Cash flows provided by operating activities were $6.5 million for the three months ended November 30, 2011, compared to cash flows used of $2.6 million for the same period last year.

Cash flows provided by operating activities in the first quarter of fiscal 2012 were mainly attributable to the net earnings after items not affecting cash of $5.4 million and the positive net change in non-cash operating items of $1.1 million; this was mainly due to the positive effect on cash of the increase of $3.4 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the quarter, and the positive effect on cash of the decrease of $593,000 in our inventories. These positive effects on cash were offset in part by the negative effect on cash of the increase of $2.9 million in our accounts receivable due to the increase and the timing of sales.

Cash flows used by operating activities in the first quarter of fiscal 2011 were mainly attributable to the net earnings after items not affecting cash of $5.8 million, offset by the negative net change in non-cash operating items of $8.4 million; this was mainly due to the negative effect on cash of the increase of $4.5 million in our accounts receivable (increase and timing of sales), the increase of $1.0 million in our income taxes and tax credits recoverable (mainly tax credits earned during the quarter and not yet recovered), the increase of $1.4 million in our inventories, to sustain increased sales activities and the decrease of $1.2 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the quarter.

Investing activities (including discontinued operations)

Cash flows provided by investing activities were $28.4 million for the three months ended November 30, 2011, compared to $3.5 million for the same period last year. In the first quarter of fiscal 2012, we disposed (net of acquisitions) of $32.9 million worth of short-term investments but we paid $4.5 million for the purchase of capital assets, mainly for our new building in Montreal, Canada.

For the corresponding period last year, we received $22.1 million from the disposal of discontinued operations, but we acquired (net of disposal) $16.5 million worth of short-term investments and paid $2.0 million for the purchase of capital assets and $132,000 in relation to the acquisition of NetHawk.

Financing activities (including discontinued operations)

Cash flows used by financing activities were $1.1 million for the three months ended November 30, 2011, compared to cash flows provided of $61,000 for the same period last year. In the first quarter of fiscal 2012, we reimbursed our bank loan of $785,000 and redeemed share capital for a cash consideration of $363,000.

For the corresponding period last year, we received $61,000 from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, realized foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at November 30, 2011, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2011 to August 2012	$24,500,000	1.0469
September 2012 to August 2013	19,000,000	1.0212
September 2013 to August 2014	3,600,000	1.0439
Total	$47,100,000	1.0363

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $2.3 million as at August 31, 2011 and $550,000 as at November 30, 2011. The quarter-end exchange rate was CA$1.0197 = US$1.00 as at November 30, 2011.

CONTINGENCY

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with EXFO’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with EXFO’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of EXFO’s underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and our two executive officers in particular, the amended complaint alleges that (i) EXFO’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against our officers were dismissed, without prejudice, pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs (the “Tolling Agreements”). Subsequent addenda to the Tolling Agreements extended the tolling period through August 27, 2010.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. EXFO's case is not one of these focus cases. On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. On August 26, 2010, based on the expiration of the tolling period stated in the Tolling Agreements, the plaintiffs filed a Notice of Termination of Tolling Agreement and Recommencement of Litigation against the two named executive officers. The plaintiffs stated to the Court that they do not intend to take any further action against the named executive officers at this time. Appeals of the opinion granting final approval were filed, all of which were disposed of except the appeals filed by one objector were remanded to the district court to determine standing to appeal. On August 25, 2011, the district court issued an order holding that the final objector had no standing to appeal. The objector has appealed that decision. Given that the district court’s August 25, 2011 judgment remains subject to appeal, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, we have determined the impact to our financial position and results of operations as at and for the three months ended November 30, 2011 to be immaterial.

SHARE CAPITAL

Share capital

As at January 11, 2012, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,744,002 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at November 30, 2011, our off-balance sheet arrangements consisted of letters of guarantee amounting to $5.1 million; these letters of guarantee expire at various dates through fiscal 2017. From this amount, we had $0.7 million worth of letters of guarantee for our own selling and purchasing requirements, which were for the most part reserved from one of our lines of credit. The remainder, in the amount of $4.4 million, was used to secure our line of credit in CNY (Chinese currency) of $4.0 million. This line of credit was unused as at November 30, 2011.

SPECIAL PURPOSES ENTITIES

As at November 30, 2011, we did not have interests in any special purposes entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed interim consolidated financial statements have been prepared in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards (IFRS)”, and IFRS applicable to the preparation of interim financial statements, IAS 34, “Interim Financial Reporting”. Note 2 of our condensed interim consolidated financial statements for the three months ended November 30, 2011 details accounting policies that we adopted under IFRS. In addition, note 3 to our condensed interim consolidated financial statements discloses the impact of the transition to IFRS on our reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the company’s consolidated financial statements for the year ended August 31, 2011 under Canadian GAAP (previous GAAP).

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount and timing of recovery of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates and assumptions.

The following summarizes our critical accounting policies as well as other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

(a)	Inventories

We state our inventories at the lower of cost, determined on an average cost basis, and net realizable value, and provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs over the next twelve months, taking into account changes in demand, technology or market. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

(b)	Income taxes

We are subject to income tax laws and regulations in several jurisdictions.  Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We maintain provisions for uncertain tax position that we believe appropriately reflect our risk based on our interpretation of laws and regulations. In addition, we make reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies.  The ultimate realization of our deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

As at November 30, 2011, our net deferred income tax assets recognized in the balance sheet amounted to $12.1 million, and our non-refundable research and development tax credits amounted to $36.3 million. In order to realize these deferred income tax assets and non-refundable research and development tax credits, we need to generate approximately $238 million (CA$243 million) in pretax earnings at the Canadian federal level, approximately $11 million at the Canadian provincial levels, approximately $32 million at the United States federal level, and approximately $3 million in Singapore.

(c)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. In the calculation of recoverable amount of a CGU, we base our calculations on discounted cash flows. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates for each CGU.

i)	Growth rates

The assumptions used are based on historical growth, our internal budget, expectations of future revenue growth as well as industry and market trends. We projected revenues, operating margins and cash flows for periods of five years, and applied a perpetual long-term growth rate thereafter.

ii)	Discount rate

We use a discount rate to calculate the present value of estimated future cash flows, which represents our weighted average cost of capital (WACC).

NEW IFRS PRONOUNCEMENTS AND AMENDMENTS NOT YET ADOPTED

Financial Instruments – Disclosure

IFRS 7, “Financial Instruments: Disclosures”, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, with earlier application permitted. While we are currently assessing the impact of this new standard, we do not expect the standard to have a significant impact on our consolidated financial statements.

Financial Instruments

IFRS 9, “Financial Instruments”, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, “Financial Instruments – Recognition and Measurement”, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. We have not yet assessed the impact that this new standard is likely to have on our consolidated financial statements.

In May 2011, the IASB issued the following standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and IFRS 13, “Fair Value Measurement”. Each of the new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. We have not yet assessed the impact that the new and amended standards may have on our consolidated financial statements or whether or not to early adopt any of these new requirements.

The following is a brief summary of these new standards:

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation – Special Purpose Entities” and parts of IAS 27, “Consolidated and Separate Financial Statements”.

Joint Arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 replaces IAS 31, “Interests in Joint Ventures”, and SIC 13, “Jointly Controlled Entities-Non-Monetary Contributions by Venturers”.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance-sheet vehicles. This standard carries forward existing disclosures and also introduces significant additional disclosures requirements that address the nature of, and risks associated with, an entity's interests in other entities.

Fair Value Measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Financial Statement Presentation

In June 2011, the IASB amended IAS 1, “Financial Statement Presentation”. The amendments to IAS 1 requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future, such as unrealized gains and losses on cash flows hedges. The amendment is effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted and full retrospective application is required. We do not expect the standard to have a significant impact on our consolidated financial statements.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative solutions aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive and complex sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management plans and policies.

Also, our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced telecom capital spending in North America, Europe and Asia and by unfavorable general economic conditions. In particular, sales to network service providers in North America were significantly and adversely affected by a downturn in 2001 in the telecommunications industry and by the global economic recession in 2009. These recession and downturn affected our key geographic regions or markets. In the event of another recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial conditions.

In addition, we are exposed to currency risks due to the export of our products manufactured in Canada, China and Finland; the large majority of these sales are denominated in US dollars and euros. These risks are partially hedged by operating expenses denominated in US dollars and euros, the purchase of raw materials in US dollars as well as forward exchange contracts. Any decrease in the value of the US dollar compared to the Canadian dollar and the euro in the coming months would negatively affect our results of operations.

While strategic acquisitions, like the recent acquisition of NetHawk, those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses, their products, technologies and personnel as well as key personnel retention. Finally, integration of new acquisitions will require the dedication of management resources, which may detract their attention from our day-to-day business and operations.

Furthermore, risks and uncertainties related to the telecommunications test and service assurance industry involve the rapid development of new products that may have short lifecycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Also, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, which requires certain actions, such as the operation of our manufacturing facilities in China and software development centers in India. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, cultural differences and the management of operations in China and India.

The economic environment of our industry could also result in some of our customers experiencing difficulties, which, consequently, could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

We depend on a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders and, therefore, our suppliers may experience difficulties, suffer from natural disasters, delays or stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic or mechanical parts, is lengthy and would consume a substantial amount of time for our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on terms that we would find acceptable.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.EXFO.com, or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

NON-IFRS FINANCIAL MEASURES

We provide non-IFRS financial measures (gross margin*, EBITDA** and adjusted EBITDA**) as supplemental information regarding our operational performance. We use these measures for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**
EBITDA is defined as net earnings before interest, income taxes, depreciation of property, plant and equipment and amortization of intangible assets. Adjusted EBITDA represents EBITDA excluding the gain from the disposal of discontinued operations.

The following tables summarize the reconciliation of EBITDA and adjusted EBITDA to IFRS net earnings and additional information, in thousands of US dollars:

EBITDA and adjusted EBITDA (including discontinued operations)

	Three months ended November 30,
	2011	2010

IFRS net earnings for the period	$2,914	$14,133

Add (deduct):

Depreciation of property, plant and equipment
Continuing operations	1,568	1,646
Discontinued operations	–	14
Amortization of intangible assets
Continuing operations	1,921	2,566
Discontinued operations	–	4
Interest expenses
Continuing operations	27	7
Income taxes
Continuing operations	1,151	2,829
Discontinued operations	–	201

EBITDA for the period	7,581	21,400
Gain on disposal of discontinued operations	–	(13,212)
Adjusted EBITDA for the period	$7,581	$8,188

Adjusted EBITDA in percentage of total sales	11.4%	12.1%

Additional information

	Three months ended November 30,
	2011	2010

Sales from continued operations	$66,388	$65,653
Sales from discontinued operations	–	1,991

Total sales	$66,388	$67,644

QUARTERLY SUMMARY FINANCIAL INFORMATION (unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	November 30, 2011	August 31, 2011	May 31, 2011	February 28, 2011

Sales	$66,388	$64,414	$67,630	$72,046
Cost of sales (1)	$23,370	$23,447	$24,243	$27,821
Earnings from operations	$2,428	$5,878	$3,489	$6,782
Net earnings from continuing operations	$2,914	$4,638	$1,798	$1,716
Basic and diluted net earnings per share	$0.05	$0.08	$0.03	$0.03

	Quarters ended
	November 30, 2010	August 31, 2010 (2)	May 31, 2010 (2)	February 28, 2010 (2)

Sales	$65,653	$58,583	$55,930	$47,951
Cost of sales (1)	$24,785	$20,629	$20,421	$18,818
Earnings from operations	$5,156	$4,414	$1,840	$2,657
Net earnings (loss) from continuing operations	$1,208	$4,124	$(600)	$(256)
Net earnings	$14,133	$4,962	$169	$1,154
Basic and diluted net earnings (loss) from continuing operations per share	$0.02	$0.07	$(0.01)	$0.00
Basic net earnings per share	$0.24	$0.08	$0.00	$0.02
Diluted net earnings per share	$0.23	$0.08	$0.00	$0.02

(1)	The cost of sales is exclusive of depreciation and amortization.
(2)	Quarterly data for fiscal 2010 has not been adjusted to reflect new standards under IFRS.